EXHIBIT 11.1

ESPEY MFG. & ELECTRONICS CORP.

Computation of per Share Net Income

Five years ended June 30,

	2014	2013	2012	2011	2010
Computation of net income
per share:

BASIC
Weighted average
number of primary
shares outstanding	2,245,222	2,206,937	2,172,589	2,151,443	2,129,417

Net income	$1,167,885	$5,562,425	$4,390,268	$3,857,537	$3,564,962

Per share-basic	$0.52	$2.52	$2.02	$1.79	$1.67

DILUTED
Weighted average
number of primary
shares outstanding	2,285,535	2,242,648	2,203,060	2,176,299	2,137,799

Net effect of
dilutive stock
options based on
treasury stock
method	40,313	35,711	30,471	24,856	8,382

Net income	$1,167,885	$5,562,425	$4,390,268	$3,857,537	$3,564,962

Per share-diluted	$0.51	$2.48	$1.99	$1.77	$1.67

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